SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2009

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Net Serviços de Comunicação S.A. Corporate Taxpayer’s ID (CNPJ/MF): 00.108.786/0001-65 Company Registry (NIRE): 35.300.177.240 Publicly-held Company Rua Verbo Divino nº 1.356 - 1ºa. , São Paulo-SP

NOTICE TO THE MARKET

     Net Serviços de Comunicação S.A. (“Company” or “NET”), a publicly-held company, headquartered at Verbo Divino nº 1.356 - 1º andar, Chácara Santo Antônio, in the city and state of São Paulo, registered with the corporate roll of taxpayer’s (CNPJ/MF) under no. 00.108.786/0001 -65, hereby announces that, as of August 10, 2009, Banco Bradesco S.A. (“Bradesco”) will be the Depository Institution for the Company’s shares pursuant to the agreement for the provision of share bookkeeping services entered into between the parties.

     Bradesco will serve NET’s shareholders through the Bradesco branch network and brokers/custody agents in São Paulo, Rio de Janeiro, Porto Alegre, Belo Horizonte, Salvador, Vitória and Curitiba.

     Possible share trading locks by the current Depository Institution, which will be replaced by Bradesco on the aforementioned date, will be valid until August 13, 2009.

     As of August 10, 2009, NET’s shareholder information in the custody of the BM&F-BOVESPA should be included in the files of User 6095-Banco Bradesco S.A.

São Paulo, August 7, 2009.

João Adalberto Elek Junior
Chief Financial and Investor Relations Officer
Net Serviços de Comunicação S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 07, 2009

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.